1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

October 21, 2021

VIA EDGAR
Anu Dubey
Division of Investment Management
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549-0504

Re: RBC Funds Trust (the “Trust” or “Registrant”)
File Nos.: 333-111986; 811-21475

Dear Ms. Dubey:

We are writing in response to comments provided telephonically on September 23, 2021 with respect to Post-Effective Amendment No. 151 filed on Form N-1A on August 18, 2021 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class A, Class I and Class R6 shares of the RBC BlueBay Core Plus Bond Fund and RBC BlueBay Strategic Income Fund, two new series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ registration statement.

I. Summary Section of Prospectus – All Funds

Comment 1.   Please confirm that the expense limitation agreement referenced in footnote three of the fee tables will be filed as an exhibit to the registration statement. Please confirm that the date to be inserted in the second sentence of footnote three will be at least one year from the effective date of the registration statement.

Response 1. The Funds hereby confirm that the expense limitation agreement referenced in footnote three of the fee tables will be filed as an exhibit to the registration statement, and that the date to be inserted in the second sentence of footnote three will be at least one year from the effective date of the registration statement.

Comment 2.   Each Fund’s principal investment strategies state that “[t]he Fund may invest in securities of both U.S. and foreign issuers.” Both Funds identify emerging market risk as a principal risk. If investing in emerging market issuers is a principal strategy, please add a reference here or delete the emerging market reference to the risk.

Response 2. The Funds do not intend to principally invest in emerging market securities and, as a result, the Trust will remove emerging market risk as a principal risk for the Funds.

Comment 3.   Each Fund’s principal investment strategies state that the Fund may use credit default swaps. If the Funds will write credit default swaps, please disclose such investments in the principal investment strategies and disclose corresponding risks of writing credit default swaps.

Response 3. The Trust has added the following to the principal investment strategies (new language underlined) and principal risks in the Item 9 disclosure (as a new paragraph) for each Fund:

Principal Investment Strategies:

In particular, the Fund may use exchange-traded options, bond futures, interest rate swaps, credit default swaps (including buying and selling credit default swaps on individual securities and/or baskets of securities) and currency futures for portfolio positioning and risk management purposes.

Item 9 Principal Risks:

Credit default swap contracts involve heightened risks and may result in losses to a Fund. Credit default swaps may be illiquid and difficult to value. When a Fund sells credit protection via a credit default swap, credit risk increases since the Fund has exposure to both the issuer whose credit is the subject of the swap and the counterparty to the swap.

Comment 4. Please identify the specific ESG factors incorporated in the investment process.

Response 4. The Trust has revised the Funds’ principal investment strategies in response to this comment by replacing the existing ESG disclosure with the following:

Item 4 Principal Investment Strategies:

The Advisor incorporates environmental, social and governance (“ESG”) factors as part of the investment process to identify and invest in issuers that have appropriate oversight and management of material ESG factors.

ESG Integration is defined by the Advisor as the systematic and explicit inclusion of material ESG factors into investment analysis and investment decisions by the Advisor. ESG factors are used as part of the investment analysis of corporate issuers and inform the Advisor’s portfolio construction decisions. In addition to applying ESG Exclusion / Negative Screening (as defined below), the Fund also uses the outcomes of the Advisor’s evaluation to further exclude issuers based on ESG criteria. Issuers deemed to have “very high” ESG risks by the Advisor are restricted from investment.

ESG Exclusion / Negative Screening is defined as the exclusion of certain sectors, issuers or practices based on specific ESG considerations determined by the Advisor, including product-based and conduct-based restrictions. Product-based restrictions exclude issuers and sectors to avoid investments that may contribute to the production or distribution of certain goods associated with significant environmental and societal risks. Conduct-based restrictions exclude issuers who do not adequately address ethical, environmental, and societal risk in their operations.

The ESG Exclusion / Negative Screening applied by the Fund’s Advisor includes:

• Non-compliance with the UN Global Compact Principles;

• Producers of controversial weapons, including, but not limited to, cluster munitions, anti-personnel mines, chemical and biological weapons and depleted uranium;

• Tobacco producers; and

• Certain thresholds of involvement in thermal coal mining and power generation.

ESG Engagement is defined by the Advisor as the interactions between the Advisor and current or potential investees (which may be companies and/or other stakeholders of relevance to the investees on ESG issues). ESG Engagements are undertaken to gain insight and/or influence (or identify the need to influence) involving ESG practices and/or improve ESG disclosure, to the extent possible.

All fixed income securities held are subject to the Advisor’s ESG evaluation. The Advisor’s ESG evaluation is part of its wider credit analysis of any issuer held by the Fund. The Advisor uses proprietary in-house ESG research supplemented by external third-party ESG information providers to source information for the implementation of their ESG framework.

Item 9 Principal Investment Strategies:

The Advisor incorporates environmental, social and governance (“ESG”) factors as part of the investment process to identify and invest in issuers following appropriate ESG practices. Specifically, the Advisor favors investment in issuers whose business activities and/or conduct take an appropriate and responsible approach to ESG.

ESG Exclusion / Negative Screening is defined as the exclusion of certain sectors, issuers or practices based on specific ESG considerations determined by the Advisor, including product-based and conduct-based restrictions. Product-based restrictions exclude issuers and sectors to avoid investments that may contribute to the production or distribution of certain goods associated with significant environmental and societal risks. Conduct-based restrictions exclude issuers who do not adequately address ethical, environmental, and societal risk in their operations.

The ESG Exclusion / Negative Screening applied by the Fund’s Advisor includes:

• Non-compliance with the UN Global Compact Principles;

• Producers of controversial weapons, including, but not limited to, cluster munitions, anti-personnel mines, chemical and biological weapons and depleted uranium;

• Tobacco producers; and

• Certain thresholds of involvement in thermal coal mining and power generation.

ESG Integration is defined by the Advisor as the systematic and explicit inclusion of material ESG factors into investment analysis and investment decisions by the Advisor. ESG factors are used as part of the investment analysis of all fixed income securities (including, but not limited to, single-issuer related investments, structured credit investments) and inform the Advisor’s portfolio construction decisions. All fixed income securities held are subject to the Advisor’s ESG evaluation, which has a differentiated analysis framework for single-issuer related investments and structured credit investments. The Advisor’s ESG evaluation is part of its wider credit analysis of any issuer held by the Fund. The Advisor uses proprietary in-house ESG research supplemented by external third-party ESG information providers to source information for the implementation of its ESG framework.

For single-issuer related investments, the Advisor’s ESG analysis framework focuses on the issuer’s economic activities and its operational conduct, considering a range of ESG considerations including, but not limited to, corporate governance, health and safety, and environmental management. The Advisor’s assessment of the ESG quality considers an issuer’s practices in absolute terms as well as relative to its peer group. The outcomes of the Advisor’s ESG evaluation are two issuer related metrics: a Fundamental ESG (Risk) Rating and an Investment ESG Score. The Fundamental ESG (Risk) Rating reflects the Advisor’s view of the ESG risk exposure of the issuer, and how well the Advisor deems the issuer to be effectively managing the ESG risks, using a rating scale that ranges from “very high” to “very low” ESG risks.

The Advisor’s evaluation of structured credit securities accounts for the varying characteristics of instruments belonging to this asset class. For CLOs, the Advisor conducts an analysis of the manager and of the collateral pool of such securities. For other types of structured credit securities, including but not limited to asset-backed securities, the

Advisor’s ESG evaluation depends on a number of factors. For a security that is directly issued by a corporate issuer and its collateral pool is part of the issuer’s economic activity, the Advisor’s ESG evaluation will follow the same approach as that of fixed income securities and will assess the ESG risk of the corporate issuer. For securities issued by special purpose vehicles not directly part of the economic activity of a corporate issuer, such as securities backed by a pool of mortgages or auto loans, the Advisor carries out its ESG evaluation by assessing the originator, the servicer and the collateral pool. For structured credit securities, the outcomes of the Advisor’s ESG evaluation is a single metric: a Fundamental ESG (Risk) Rating. The Fundamental ESG (Risk) Rating reflects the Advisor’s view of the different factors being considered in the ESG analysis, using rating scale which ranges from “high” to “low” ESG risks.

The outcomes of the Advisor’s ESG evaluation for fixed income investments are to further exclude issuers based on the outcome of the analysis. For single-issuer related investments, those issuers deemed to have “very high” ESG risks by the Advisor are restricted from investment. For structured credit investments not issued by a single corporate issuer and where the collateral pool is not part of the issuer’s economic activity, those deemed to have “high” ESG risks by the Advisor are restricted from investment.

ESG Engagement is defined by the Advisor as the interactions between the Advisor and current or potential investees (which may be companies and/or other stakeholders of relevance to the investees on ESG issues in relation to single-issuer related investments, or at either the manager or originator for applicable structured credit investments). ESG Engagements are undertaken to gain insight and/or influence (or identify the need to influence) involving ESG practices and/or improve ESG disclosure, to the extent possible.

Comment 5. Please consider if ESG risk factor is a principal risk for the Funds.

Response 5. The Fund has added the following to the Item 9 additional risks:

ESG Strategy Risk. A Fund’s consideration of ESG factors could cause it to perform differently compared to funds that do not take ESG factors into account. The incorporation of ESG factors into the investment analysis which can encourage a greater emphasis on long-term performance may result in a Fund’s forgoing near-term/short-term opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. For instance, a Fund explicitly excludes investments in securities involved in tobacco producers.

A company’s ESG performance or the Advisor’s assessment of a company’s ESG performance could vary over time to reflect changes in a company’s ESG performance, which could mean that a company could move from being an investment of a Fund to being divested due to ESG concerns, or conversely change from being previously considered not suitable for investment, to becoming investable. Where companies may subsequently be considered not investable for ESG reasons, there may be a delay such that a Fund is temporarily invested in such companies as the Advisor seeks to execute the transactions in an orderly manner to minimize the impact on the Fund. Although ESG information originates from a range of different sources, the assessment of ESG performance is ultimately subjective. As a result, there can be significant differences in interpretations of what it means for a company to qualify for investment. For instance, the Advisor may determine that a particular security has demonstrated sufficiently improving management and/or performance practices affecting the quality of its business related to the Advisor’s internal priority ESG considerations, such that the Advisor considers it is suitable to invest in, while another investor may have a different view.

Comment 6.   Each Fund’s principal investment strategies state that “[t]he Advisor and Sub-Advisor employ an ESG negative product-based screening process which excludes from the Fund any securities from corporate issuers involved in the production of specific types of controversial weapons.” The SEC staff believes that the reference to controversial weapons is vague. Please identify the types of weapons referred to here that are excluded or alternatively disclose the types that are not excluded.

Response 6. As noted in response to Comment 4 above, the Trust has added the following to explain the term controversial weapons: “including, but not limited to, cluster munitions, anti-personnel mines, chemical and biological weapons and depleted uranium.”

Comment 7. Please disclose if ESG factors are incorporated with respect to all the investments that the Funds make or for only certain investments.

Response 7. As noted in response to Comment 4 above, the Trust has added disclosure that reflects that ESG factors are incorporated with respect to all fixed-income debt securities.

Comment 8. Please disclose how the Fundamental ESG (risk) rating is determined.

Response 8. As noted in response to Comment 4 above, the Trust has added the additional disclosure regarding how a Fundamental ESG (risk) rating is determined.

Comment 9.   Please disclose any upper limit on the Funds’ investments in Collateralized Mortgage Obligations (“CMOs”). If there is an upper limit, please disclose any upper limit on investments in CMOs. If there is no upper limit, please disclose how much does the Funds expect to invest in CMOs and expected credit quality of those CMOs.

Response 9. The Funds are not expected to invest in excess of 15% of their net assets in CMOs. CMOs rated below investment grade are not expected to represent in excess of 10% of the Fund’s net assets.

Comment 10. Please tailor the Emerging Markets Risk disclosure to the risks of particular emerging markets in which the Funds intend to invest. ADI 2020-11.

Response 10. As noted in response to Comment 2, the Funds do not intend to principally invest in emerging market securities and, as a result, the Trust will remove emerging market risk as a principal risk for the Funds.

Comment 11.  If investing in Puerto Rico municipal securities is a principal strategy of the Funds, please identify Puerto Rico municipal securities in principal investment strategies and disclose the risks of such investments.

Response 11. The Trust confirms that investing in Puerto Rico municipal securities is not a principal investment strategy of the Funds.

Comment 12. Please consider whether a new fund risk is a principal risk.

Response 12. The Trust has included the following New Fund Risk in response to Item 4 and Item 9 of Form N-1A as set forth below:

Summary Risk:

New Fund Risk. The Fund is new with no operating history. As a result, prospective investors have no track record or history on which to base their investment decisions.

Item 9 Principal Risks:

New Fund Risk. The Fund is new with no operating history. As a result, prospective investors have no track record or history on which to base their investment decisions. In addition, until the Fund achieves a certain size, the performance of certain of its investments may disproportionately impact the performance of the Fund, which may be subject to heightened volatility. As a new fund, the Fund also may be subject to a “ramp-up” period during which it may not be fully invested or able to meet its investment objective or investment policies. In addition, there can be no assurance that the Fund will grow to or maintain an economically viable size.

II. Summary Section of Prospectus – RBC BlueBay Core Plus Bond Fund

Comment 13. Please add disclosure to the principal investment strategies section that reflects “Core Plus” in the Fund’s name.

Response 13. The Trust has added the following to the principal investment strategies of the RBC Core Plus Bond Fund:

The Fund’s investment strategy is referred to as “Core Plus” because the Advisor has the ability to add high yield securities and other securities to a core portfolio of investment grade fixed income securities that are generally representative of the Bloomberg Barclays US Aggregate Bond Index.

Comment 14.  The RBC BlueBay Core Plus Bond Fund’s principal investment strategies state that the Fund “will be managed relative to” the Bloomberg Barclays US Aggregate Bond Index.” Please clarify what it means.

Response 14. The Trust has revised the principal investment strategies of the RBC Core Plus Bond Fund as follows:

The Fund will be managed relative to the Bloomberg Barclays US Aggregate Bond Index as the Fund’s duration will be managed relative to the Index.

Comment 15.  The RBC BlueBay Core Plus Bond Fund’s principal investment strategies state that “[t]he Fund seeks to maintain a duration of +/- 2 years versus benchmark.” Please disclose the duration of the benchmark as of a recent date.

Response 15. The Trust will add the requested disclosure to note that the weighted average effective duration of the Bloomberg U.S. Aggregate Bond Index was 6.29 years as of September 30, 2021.

Comment 16. Please disclose in an appropriate location that derivatives will be valued based on market value when counted towards the 80% policy.

Response 16. The Fund has included the following sentence as the third sentence under “More on the Funds’ Investments Objectives, Principal Investment Strategies and Principal Risks – Principal Investment Strategies”: “For the purposes of the 80% policy, derivatives will be valued based on market value.”

III. Summary Section of Prospectus – RBC BlueBay Strategic Income Fund

Comment 17. In light of the use of “Income” in the Fund’s name, please identify the components of total return in the Fund’s investment objective.

Response 17. The Trust will revise the RBC BlueBay Strategic Income Fund’s investment objective as follows: “The Fund seeks to provide total return (capital appreciation and income).”

Comment 18. The Fund’s principal investment strategies states that “[t]he Fund will not be managed to an index.” Please clarify what it means.

Response 18. The Trust has revised the disclosure to note that the Fund is actively managed as follows: “[t]he Fund is actively managed and is not managed to an index or a particular maturity.”

Comment 19. Please disclose the Fund’s maturity policy.

Response 19. As noted in the new disclosure in response to Comment 18 above, the Fund is not managed to a particular maturity.

IV. More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks Section of Prospectus

Comment 20.  In the section “Additional Risks – Commodity Pool Operator Exclusions and Regulations,” the disclosure states that “[t]he Advisor operates the RBC BlueBay Strategic Income Fund in its capacity as a registered commodity pool operator.” Please explain why Strategic Income Fund is a commodity pool because it appears to be a debt fund. Please explain why no prior performance disclosure is required for the RBC BlueBay Strategic Income Fund. (17 CFR § 4.12(c)(3)(I)(A)). If the RBC BlueBay Strategic Income Fund is a commodity pool, is there a risk that the Fund will not be eligible to be a Regulated Investment Company (“RIC”) under the tax code? If yes, please add.

Response 20. Under the Commodity Exchange Act and Commodity Futures Trading Commission (“CFTC”) regulations, a commodity pool is any investment trust, syndicate or similar form of enterprise operated for the purposes of trading commodity interests. The CFTC has historically declined to interpret “for the purpose of trading commodity interests” narrowly, and has instead considered any collective investment vehicle that trades even a single commodity interest (futures, options on futures or swaps) to be a commodity pool. Under 17 CFR § 4.5(a)(1)/(b)(1), an exclusion from the definition of commodity pool operator (“CPO”) is available to an investment adviser registered under the Investment Advisers Act of 1940, as amended, where the investment adviser is operating an investment company registered under the 1940 Act that trades commodity interests. However, to qualify for this exclusion, the investment company must trade commodity interests subject to certain de minimis trading tests and a marketing restriction (17 CFR § 4.5(c)(2)(iii)).

Although the RBC BlueBay Strategic Income Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets in fixed income securities, it discloses in its registration statement as a principal investment strategy that it may trade derivatives. In particular, the Fund may use exchange-traded options, bond futures, interest rate swaps, credit default swaps and currency futures for portfolio positioning and risk management purposes. Most if not all of the types of derivatives the Fund may invest would be classified as commodity interests, and as a result, the Fund is a commodity pool.

The Fund’s registration statement also states that the Fund’s exposure to derivatives will vary. In choosing to operate the Fund in its registered CPO capacity rather than under the exclusion available in 17 CFR § 4.5(a)(1)/(b)(1), the investment adviser has chosen not to be limited by the de minimis commodity interest trading test and/or marketing restriction in its commodity interest trading for the Fund.

For a new commodity pool with less than three years of operating history that is operated by a registered CPO in its registered CPO capacity under the operational exemption available under 17 CFR § 4.12(c)(3), the requirement to provide prior performance disclosure under 17 CFR § 4.12(c)(3)(a)(A) is only called for where the CPO has been operating accounts and/or pools that have investment objectives, policies and strategies substantially similar to those of the offered pool. In this case, the Advisor does not have another account or commodity pool that meets the standard for prior performance disclosure.

With respect to the Fund qualifying as a RIC under the tax code, the Fund intends meet the source-of-income, asset diversification and annual distribution requirements and does not believe there is a material risk of not qualifying as a RIC as a result of its investment strategy and operation as a commodity pool. As a result, the Fund does not intend to add a risk of not qualifying as a RIC under the tax code.

V. Shareholder Information

Comment 21.  In the section “Pricing of Fund Shares – How NAV Is Calculated,” the disclosure states that “[y]our order for purchase, sale or exchange of shares is generally based on the next applicable price calculated after your order if received in good order by the Funds’ transfer agent.” Please delete the word “generally”.

Response 21. The disclosure has been deleted.

Comment 22.  In the section “Additional Policies About Transactions – IRA and Keogh Account Maintenance Fees,” the disclosure states that there is a maintenance fee charged on IRA and Keogh accounts. Please include such fees in the fee table.

Response 22. The Trust respectfully declines to include the maintenance fees charged on IRA and Keogh accounts in the fee table. Instruction 1(c) to Item 3 of Form N-1A states “Include the caption ‘Maximum Account Fees’ only if the Fund charges these fees.” (Emphasis added.) Instruction 2(d) to Item 3 of Form N-1A further states that a Fund should “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” (Emphasis added.) Because the maintenance fee is not charged by the Funds and applies only to a limited number of shareholders, the Trust believe that it is not necessary to disclose the fee in the fee table.

Comment 23.  In the section “Additional Policies on Selling Shares (Redemptions),” please revise the following disclosure as noted “[in]f you request a redemption within 15 calendar days of purchase paid by check, the Funds will delay sending your proceeds until it has collected unconditional payment, which may take up to 15 calendar days from the date of purchase.”

Response 23. The Trust has revised the disclosure as follows:

If you purchased your shares by check or electronic funds transfer through the ACH network, you may not receive your redemption proceeds until your purchase amount has cleared, which may take up to 15 calendar days. This delay will not apply if you purchased your shares via wire payment.

VI. SAI

Comment 24.  With respect to the Funds’ fundamental policy on concentration set forth in the “Investment Restrictions” section, please confirm that the Funds will look through a Private Activity Bonds whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments are allocated.

Response 24. The Trust confirms the foregoing.

Comment 25.  The proxy voting policies section states that “[t]he Trust’s Proxy Voting Policies and Guidelines are included in Appendix B of this SAI.” Please disclose in an appropriate location if the Funds incorporate ESG into proxy voting policies and briefly describe how.

Response 25. The Trust believes that such disclosure is unnecessary and unlikely to be useful to investors or prospective investors, as the Funds will invest primarily in fixed income securities that generally do not carry proxy voting rights. Additionally, the Trust respectfully notes that Instruction 2 to Item 17(f) of Form N-1A provides that “[a] Fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” As the proxy voting policy is attached to the SAI as Appendix B, the Trust respectfully declines to disclose if the Funds incorporate ESG into proxy voting policies and briefly describe how.

VII. Signature Page

Comment 26. Please identify the Principal Accounting Officer or Controller.

Response 26. The Trust has updated Kathleen A. Hegna’s title to include her position as the “Principal Accounting Officer” of the Trust

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen